EXHIBIT 99.1

Gold Standard Completes Consolidation of Bald Mountain Land Position & Provides Exploration Update

Prospective Oxide Gold Targets at Railroad-Pinion, Nevada Project to be Drilled This Year

April 1, 2014 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT: GSV) (“Gold Standard” or the “Company”) (www.goldstandardv.com) reported today that the consolidation of its land holdings in the Railroad-Pinion district, of Nevada’s Carlin Trend, enables the Company to proceed with the exploration of its third major target at Railroad-Pinion - the Bald Mountain oxide, breccia-hosted gold target discovered in its 2013 drill program.

The Railroad-Pinion Project is a uniquely target-rich setting which remains predominantly untested. However, Gold Standard has prioritized three advanced targets for further work this year—the newly acquired Pinion oxide gold deposit, the North Bullion deposit and the Bald Mountain oxide-gold target (please go to http://goldstandardv.com/railroad-pinion-target-map-2014.png to see target map). A thorough evaluation of the large data set obtained in the Pinion acquisition is underway; a release on Gold Standard’s observations and conclusions, including a proposed drill plan designed to upgrade the historical Pinion deposit to the standards of NI 43-101, is expected in the next month. At North Bullion, the most recent drilling in late 2013 found a promising WNW-striking structure in the lower breccia zone, where a high grade gold system continues to evolve. In the Carlin Trend, WNW faults commonly act as feeders for high grade mineralization. Further evaluation of this structure is in progress, which is expected to lead to further drilling this year.

The Bald Mountain target first became available for work in 2013 with the purchase of three patented claims covering an area where previous RC drilling by Kinross, in 1998 and1999, had generated positive results. The first hole drilled by Gold Standard in this area, vertical core hole RRB13-1, intersected 56.1 meters of 1.47 g Au/T, including an internal interval of 7.3 meters of 5.66 g Au/T (see news release of October 2, 2013). Importantly, this gold intercept is hosted entirely in oxidized collapse breccia with quartz hornfels clasts and represents the most significant oxidized gold mineralization found to date in the northern Railroad-Pinion project area. Confirming this observation, preliminary metallurgical tests performed for Gold Standard by Inspectorate Labs of Reno, Nevada, reported an average 82.2% recovery of gold from drill core samples after one hour of cyanide agitation leach (see news release of January 23, 2014). Immediately below the gold intercept, RRB13-1 intersected a separate copper zone returning 23.3 meters of 0.4% copper as well as four narrower but high-grade intercepts of other base metals and silver including a 1.5 meter intercept of 763.8 grams of silver per tonne, 1.6% copper, 11.8% lead and 2.43% zinc.

The Bald Mountain occurrence has a geochemical surface expression of approximately 500 meters by 2,000 meters, confirmed by 120 rock chip and 402 scoop samples taken during 2013 and correlating with an east-west oriented gravity low. Rock samples yielded from <0.2 to 0.911 ppm gold - average 0.023ppm, <0.2 to 449 ppm silver - average 7.4ppm, <1ppm to 38% copper - average 0.55%, <2ppm to 6% lead - average 0.09%, and <2 to 0.87% zinc - average 0.05% (please go to http://goldstandardv.com/rock-and-soil-samples/ for updated rock and soil sample maps).  Scoop sampling identified four areas with anomalous gold. Based on the available data, it appears the mineralized zone, intersected in RRB13-1, shallows to the east. A 100% interest in the claims covering this highly prospective area has now been acquired - opening the way for an expanded drill program this year, following the Pinion program.

Gold Standard President and CEO, Jonathan Awde, commented that “this is an important development for our company. We have had a strong interest in the Bald Mountain area for many years, recognizing its potential to host a large, near surface deposit close to infrastructure. With the Pinion acquisition and related claims work completing our ownership of this area, we are now in a position to make Bald Mountain our third main target, with an aggressive follow-up of RRB13-1 planned for this year. We expect to use cost-effective RC drilling in the initial stages to quickly and efficiently establish the potential size of the deposit and its suitability for bulk mining.”

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The recent Pinion gold deposit acquisition offers GSV a potential near-term development option and further consolidates the Company’s premier land package in the Carlin Trend. Gold Standard is moving towards building NI 43-101 compliant gold resources at both the near surface, oxide-gold Pinion deposit and the classic Carlin style, North Bullion gold deposit in 2014.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our current drill plans are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: operational risks associated with mineral exploration; unanticipated geological formations, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). Furthermore, the existence of gold deposits on nearby properties is not necessarily indicative of the mineralization on our properties. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.